Philip Magri, Esq.

November 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Katherine Wray
Attorney Advisor
Office of Information Technologies and Services

Re:	PSI International, Inc.
Offering Statement on Form 1-A
Filed September 12, 2017
File No. 024-10740

Ladies and Gentlemen:

On behalf of our client, PSI International, Inc. the “Company”), we hereby file via EDGAR Amendment No. 1 to the above-captioned offering statement on Form 1-A (the “Offering Statement”) relating to the initial public offering of the Company for review by the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”).

We would also like to take this opportunity to address issues raised by the Staff in the comment letter dated October 5, 2017 regarding Offering Statement. For the Staff’s convenience, the concerns raised have been stated below in their entirety, in bold text, with our responses to particular comments set out immediately below. The headings and numbered paragraphs in this response correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 1 to the Offering Statement filed today via EDGAR.

Please contact the undersigned with any comments or questions regarding this matter. Thank you for your assistance.

Very truly yours,

/s/ Philip Magri
Philip Magri

Prospectus Summary

General

1.	Please update your financial statements and related disclosures throughout the offering circular pursuant to the guidance in Part F/S of Form 1-A

Response:

Per the Staff’s comment, we have updated Amendment No. 1 to include the unaudited financial statements for the six-month periods ended June 30, 2017 and 2016 and the related disclosures throughout Amendment No. 1, including, but not limited to “Capitalization” on page 61 of Amendment No. 1 and “Management’s Discussion & Analysis of Financial Condition and Results of Operations” starting on page 69 of Amendment No.1.

Item 1. Offering Statement Cover Page, page 1

2.	Please revise to disclose on your cover page that the offering will be conducted on a best efforts basis by your officers, directors and employees, as stated on page 65, and advise in your response letter whether they are relying upon the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934.

Response:

Per the Staff’s comment, we have amended the disclosure on the cover page of Amendment No. 1 to state that the offering will be conducted on a “best efforts” basis by the Company’s officers, directors and employees in reliance on upon the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934.

The cover page of Amendment No. 1 has been amended to include the following underlined disclosure:

This offering is being conducted on a “best-efforts” basis by our officers, directors and employees. Such officers, directors and employees will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, our officers, directors and employees will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. There is currently no underwriter or sales agents for the Shares; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as the underwriter of the Shares in consideration for customary fees and commissions not exceeding those imposed by FINRA. In the event we engage an underwriter, we will file an amendment to this Offering Circular to disclose the name of the underwriter and the terms of underwriting compensation.

3.	In addition, disclose here whether you will have any arrangements to place the funds in an escrow pursuant to Item 501(b) of Regulation S-K, and reconcile your related disclosures in the Plan of Distribution section that alternately state that “funds tendered by potential investors will be transferred directly to the Company” and that “[s]ubscription funds which are accepted will be deposited into [y]our escrow account….” We note further your statement that you “will not consummate and close this offering without an approval letter from NASDAQ.” Clarify what you will do with the funds if you do not receive an approval letter from NASDAQ.

Response:

Per the Staff’s comment, we have corrected in inconsistency on the cover page and in the “Plan of Distribution” section on page 62 of Amendment No. 1 to state that the funds will not be held in an escrow, trust or similar account; but, rather, be deposited in the Company’s segregated bank account specifically established for the offering (the “Investors Account”).

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The revised cover page of Amendment No. 1 includes the following underlined disclosure:

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account. The subscription amount will be deposited in the Company’s segregated bank account specifically established for this offering (the “Investors Account”). Once the investor’s subscription agreement has been reviewed by us and deemed complete and the funds are received and accepted in the Investors Account, the funds will then be transferred directly to the Company’s operating account. You will not have the right to withdraw your funds during the offering other than if our NASDAQ application is denied. If an investor’s subscription is rejected for any reason, such funds held in the Investors Account will be returned without interest. See “Plan of Distribution; Investor Suitability.”

Page 63 of the “Plan of Distribution” section of Amendment No.1 includes the following underlined disclosure:

Procedures for Subscribing

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account. The subscription amount will be deposited in the Company’s segregated bank account specifically established for this offering (the “Investors Account”). Once the investor’s subscription agreement has been reviewed by us and deemed complete and the funds are received and accepted in the Investors Account, the funds will then be transferred directly to the Company’s operating account. You will not have the right to withdraw your funds during the offering other than if our NASDAQ application is denied. If an investor’s subscription is rejected for any reason, such funds held in the Investors Account will be returned without interest. See “Plan of Distribution; Investor Suitability.”

Per the second part of the Staff’s comment, we have amended the disclosure to state that in the event NASDAQ does not approve our application, we intend to solicit an FINRA-registered broker-dealer to apply to FINRA to act as a market maker of our common stock on the OTCQB. We also amended the disclosure to state that our application with NASDAQ is denied, we will promptly notify each investor who has submitted a subscription agreement and deposited funds into the Investor Account, and provide them with the opportunity to either rescind or reaffirm their subscription. Investors who rescind their purchase will have their funds promptly refunded without interest thereon or deduction therefrom. Purchasers who reaffirm their subscription will be required to represent if they qualify as an “accredited investor” under the Securities Act, and those who do not so qualify, will be required to reduce their subscription to not be in excess of 10% of the greater of their annual income or their net worth, if a natural person, or revenue or net assets, if a non-natural person.

We have added the following underlined disclosure on the cover page of Amendment No. 1:

Prior to this offering, there has been no public market for our common stock. We have submitted an application with The NASDAQ Stock Market LLC (“NASDAQ”) to list our common stock on The NASDAQ Capital Market under the symbol “PSIT.” If our common stock is not listed on NASDAQ, we intend to solicit an FINRA-registered broker-dealer to apply to FINRA to act as a market maker of our common stock on the OTC Market, or another electronic inter-dealer quotation system. If our application with NASDAQ is denied, we will promptly notify each investor who has submitted a subscription agreement and funds into the Investor Account, and provide them with the opportunity to either rescind or reaffirm their subscription. Investors who rescind their purchase will have their funds promptly refunded without interest thereon or deduction therefrom. See “Description of Securities; No Public Market.”

We have also amended page 67 of the “Description of Securities” section of Amendment No.1 to include the following underlined disclosures:

No Public Market

There currently is no public trading market for our securities. We have submitted an application with The NASDAQ Stock Market LLC (“NASDAQ”) to list our common stock on The NASDAQ Capital Market under the symbol “PSIT.” In the event NASDAQ does not approve our application, we intend to solicit an FINRA-registered broker-dealer to apply to FINRA to act as a market maker of our common stock on the OTCQB. There can be no guarantee our common stock will be accepted for listing on The Nasdaq Capital Market or stock exchange or quotation on the OTC Market or another electronic inter-dealer quotation system. See “Plan of Distribution; Investor Suitability.”

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If our application with NASDAQ is denied, we will promptly notify each investor who has submitted a subscription agreement and funds into the Investor Account, and provide them with the opportunity to either rescind or reaffirm their subscription. Investors who rescind their purchase will have their funds promptly refunded without interest thereon or deduction therefrom. Purchasers who reaffirm their subscription will be required to represent if they qualify as an “accredited investor” under the Securities Act, and those who do not so qualify, will be required to reduce their subscription to not be in excess of 10% of the greater of their annual income or their net worth, if a natural person, or revenue or net assets, if a non-natural person.

Investor Suitability

There currently is no public trading market for our securities. We have submitted an application with The NASDAQ Stock Market LLC (“NASDAQ”) to list our common stock on The NASDAQ Capital Market under the symbol “PSIT.” In the event NASDAQ does not approve our application, we intend to solicit an FINRA-registered broker-dealer to apply to FINRA to act as a market maker of our common stock on the OTCQB. There can be no guarantee our common stock will be accepted for listing on The Nasdaq Capital Market or stock exchange or quotation on the OTCQB or another an electronic inter-dealer quotation system.

In the event we are not able to list our common stock on NASDAQ or another national securities exchange, pursuant to Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act, investors who do not qualify as “accredited investors” under Rule 501 of Regulation D of the Securities Act will not be able to purchase an amount of Shares having an aggregate purchase price in excess of 10% of the greater of their annual income or their net worth, if a natural person, or revenue or net assets for such purchaser’s most recently completed fiscal year end if a non-natural person.

The foregoing investment limitation will not apply to purchasers who qualify as accredited investors under Rule 501 of Regulation D of the Securities Act or if the Company is listed on NASDAQ or other national securities exchange at the time this offering statement is deemed to be qualified by the Securities and Exchange Commission.

If our application with NASDAQ is denied, we will promptly notify each investor who has submitted a subscription agreement and funds into the Investor Account, and provide them with the opportunity to either rescind or reaffirm their subscription. Investors who rescind their purchase will have their funds promptly refunded without interest thereon or deduction therefrom. Purchasers who reaffirm their subscription will be required to represent if they qualify as an “accredited investor” under the Securities Act, and those who do not so qualify, will be required to reduce their subscription to not be in excess of 10% of the greater of their annual income or their net worth, if a natural person, or revenue or net assets, if a non-natural person.

We will not effectuate any closings on any subscriptions until we are informed by NASDAQ about their final decision regarding our application and if our application is rejected, then we will only close on subscriptions that are reaffirmed. Purchasers who fail to either rescind or reaffirm their subscription will their funds returned by the termination of the offering, without interest or deduction therefrom.

Item 7. Description of the Business: Carroll County Project, page 43

4.	We note in the third quarter of 2017, you acquired Power Purchase Agreements for 20 years plus an optional 5 years with Carroll County, Maryland for a total 13.24 MW located in onsite and offsite of Carroll County, MD. Please tell us how you accounted for this transaction (i.e. acquisition accounting, lease accounting, etc.) and how you reached your conclusion.

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Response:

Per the Staff’s comment, please be advised that in August 2017, the Company acquired Power Purchase Agreements (“PPA”) and other related assets from an entity under common control of PSI Investment LLC (the Company’s Parent) with a total historical cost of approximately $700,000. Based upon our preliminary assessment, the Company intends to account for this transaction as a business combination under common control with no adjustment to the historical carrying amounts of the assets acquired in accordance with ASC 805-50-45-2. The Company intends to reflect the transfer of assets in its financial statements as though the transfer had occurred at the beginning of the period. The results of operations for the period will comprise those of the previously separate operations combined from the beginning of the year to the date the transfer is completed and those of the combined operations from that date to the end of the period. Financial statements for prior years in which common control exists will also be retroactively adjusted to furnish comparative information. The effects of intra-entity transactions for periods presented and on retained earnings at the beginning of the periods presented shall be eliminated.

Item 5. Plan of Distribution, page 62

5.	The language in this section and elsewhere in your filing is inconsistent as to whether you will or only “may” engage a registered broker-dealer to act as an underwriter. Please clarify, and confirm that, if and when you do engage an underwriter, you will file an amendment to your offering statement to identify the underwriter and disclose the terms of the underwritten offering.

Response:

Per the Staffs’ comment, we have amended the disclosure on the cover page of Amendment No. 1 to include may engage an underwriter and that if we do, we file an amendment to the Offering Statement to identify the underwriter and disclose the terms of the underwritten offering.

The cover page of Amendment No. 1 has been amended to include the following underlined disclosure:

This offering is being conducted on a “best-efforts” basis by our officers, directors and employees. Such officers, directors and employees will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, our officers, directors and employees will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. There is currently no underwriter or sales agents for the Shares; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as the underwriter of the Shares in consideration for customary fees and commissions not exceeding those imposed by FINRA. In the event we engage an underwriter, we will file an amendment to this Offering Circular to disclose the name of the underwriter and the terms of underwriting compensation.

	Price to public		Underwriter discounts and commissions (1)		Proceeds to the issuer (2)		Proceeds to other persons
Per Share		$15.00		$0.00		$15.00		$0.00
Total Minimum Amount (3)	$	N/A	$	N/A	$	N/A	$	N/A
Total Maximum Amount		$30,000,000.00		$0.00		$30,000,000.00		$0.00

(1)	There is currently no underwriter or sales agents for the Shares; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as the underwriter of the Shares in consideration for customary fees and commissions not exceeding those imposed by FINRA. In the event we engage an underwriter, we will file an amendment to this Offering Circular to disclose the name of the underwriter and the terms of underwriting compensation. The Company also intends to market the offering through one or more intermediary crowdfunding platforms which assist issuers in marketing their securities in Regulation A+ offerings over the internet. If the Company engages one or more crowdfunding platforms, it will file an amendment to the Offering Statement, therein disclosing the name of the platform and the compensation structure.

(2)	Before deducting expenses, estimated to be approximately to be $1,080,000.

(3)	There is no minimum number of Shares that must be sold in this offering other than each investor must invest at least $1,500 (100 Shares) which may be waived by the Company.

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Also, page 62 of the “Plan of Distribution” section of Amendment No. 1 has been amended to include the following disclosure:

There is currently no underwriter or sales agents for the Shares; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as the underwriter of the Shares in consideration for customary fees and commissions not exceeding those imposed by FINRA. In the event we engage an underwriter, we will file an amendment to this Offering Circular to disclose the name of the underwriter and the terms of underwriting compensation.

Item 12. Security Ownership of Certain Beneficial Owners and management, page 89

6.	We note from this disclosure that your executive officers and directors as a group account for only 40.98% of your outstanding common stock prior to the offering, and the table does not include any other 5% or greater beneficial owners. Please confirm that there are no other 5% or greater beneficial owners of your common stock, or revise the beneficial ownership table to provide the disclosure called for by Item 403(a) of Regulation S-K.

Response:

Per the Staff’s comment, please be advised that other than Richard K. Seol, the Company’s President and Class A Director, and the officers and directors of the Company as a group, there are no other 5% or greater beneficial owners of the Company’s common stock. We have revised the beneficial ownership table on page 90 of Amendment No. 1 to reflect the foregoing.

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